UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              Cellstar Corporation
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   150925204
                                 (CUSIP Number)

                                Timothy S. Durham
                               111 Monument Circle
                                   Suite 4800
                        Indianapolis, Indiana 46204-2415
                                 (317) 237-4122
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 3, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Timothy S. Durham
--------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
--------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        782,500
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        782,500
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          782,500
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.8%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Patrick J. O'Donnell
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        418,400
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        418,400
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          418,400
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.0%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Henri B. Najem, Jr.
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        78,100
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        78,100
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          78,100
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Anthony P. Schlichte
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        231,905
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        231,905
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          231,905
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------







                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         David Tornek
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        100,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        100,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          100,000
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.5%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------



                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Neil E. Lucas
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        91,500
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        91,500
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          91,500
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Terry G. Whitesell
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        25,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        25,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,000
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Jonathan B. Swain
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        14,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        14,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,000
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------







                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------


ITEM 1.  Security and Issuer

This Schedule 13D relates to the common shares, $0.01 par value (the "Shares"), of Cellstar Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 601 S. Royal Lane, Carrollton, Texas 75019.


ITEM 2.  Identity and Background

The persons filing this statement are Timothy S. Durham ("Durham"), Patrick J. O'Donnell ("O'Donnell"), Henri B. Najem, Jr. ("Najem"), Anthony P. Schlichte ("Schlichte"), David Tornek ("Tornek"), Neil E. Lucas ("Lucas"), Terry G. Whitesell ("Whitesell"), and Jonathan B. Swain ("Swain").

Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc. and as Chairman of Fair Holdings, Inc. The address of the principal offices of Obsidian Enterprises, Inc. and Fair Holdings, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Mr. O'Donnell is a citizen of the United States and his principle address is 200 West Adams Street, Chicago, Illinois, 60606. O'Donnell is retired from the UBS Investment Bank where he was the CIO and a member of its Management Board.

Mr. Najem is a citizen of the United States and his principal address is 11699 Fall Creek Road, Indianapolis, Indiana 46256. Mr. Najem owns Bella Vita restaurant. The address of the principal office of Bella Vita is 11699 Fall Creek Road, Indianapolis, IN 46256.

Mr. Schlichte is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is Executive Vice President of Obsidian Enterprises, Inc.

Mr. Tornek is a citizen of the United States and his principal address is 910 Lincoln Rd., Miami Beach, FL 33139. He is Proprietor of Touch Restaurant in South Beach.

Mr. Whitesell is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is President of Obsidian Enterprises, Inc.

Mr. Lucas is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is an attorney practicing in Indianapolis.

Mr. Swain is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is Vice President of Obsidian Enterprises, Inc.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price for the 1,741,405 shares purchased by the Reporting Entities was $1,796,989. The source of funds for the purchases was personal funds for Mr. Durham, Mr. O'Donnell, Mr. Najem, Mr. Schlichte, Mr. Tornek, Mr. Lucas, Mr. Whitesell, and Mr. Swain.



ITEM 4. PURPOSE OF TRANSACTION.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this statement relates for the purpose of investment and to gain a significant equity interest in Cellstar.

Each of the Reporting Entities may acquire additional shares or other securities of Cellstar or sell or otherwise dispose of any or all of the shares or other securities of Cellstar they beneficially own.

The Reporting Entities may engage in discussions with the management and members of the Board of Directors of Cellstar concerning the business, operations and future plans of Cellstar.

The Reporting Entities may also consider other actions to maximize stockholder value including, without limitation:

     o Proposing an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cellstar or any of its subsidiaries; and

     o Proposing change in the present Board of Directors or management of Cellstar.

Other than described above, none of the Reporting Entities currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although they reserve the right to develop such plans).




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on March 3, 2006, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,741,405 shares of Common Stock, representing approximately 8.4% of the Issuer's outstanding shares of Common Stock (based on the 20,830,529 shares stated to be outstanding as of February 8, 2006 in the Issuer's Annual Report on Form 10-K for the year ended November 30, 2005, filed with the Securities and Exchange Commission).

     (b) Mr. Durham has sole voting and sole dispositive power with respect to 782,500 shares. Mr. O'Donnell has sole voting and sole dispositive power with respect to 418,400 shares. Mr. Najem has sole voting and sole dispositive power with respect to 78,100 shares. Mr. Schlichte has sole voting and sole dispositive power with respect to 231,905 shares. Mr. Tornek has sole voting and sole dispositive power with respect to 100,000 shares. Mr. Lucas has sole voting and sole dispositive power with respect to 91,500 shares. Mr. Whitesell has sole voting and sole dispositive power with respect to 25,000 shares. Mr. Swain has sole voting and sole dispositive power with respect to 14,000 shares.

     (c) The following table presents information on securities transactions within the past sixty days. All of the transactions were open market transactions.


Shareholder               Date       Price Per     Transaction    No. of Shares
                                      Share ($)
Timothy S. Durham	02/14/2006      $2.47       Purchase       10,000
Timothy S. Durham	02/23/2006      $2.33       Purchase       20,000
Anthony P. Schlichte	01/20/2006	$2.20	    Purchase	    5,000
Anthony P. Schlichte	01/26/2006	$2.15	    Purchase	    5,000
Anthony P. Schlichte	02/06/2006	$2.07	    Purchase	       80
Anthony P. Schlichte	02/07/2006	$2.00	    Purchase	    3,000
Anthony P. Schlichte	02/10/2006	$2.35	    Purchase	    7,150
Anthony P. Schlichte	02/13/2006	$2.65	    Purchase	    5,000
Anthony P. Schlichte	02/15/2006	$2.38	    Purchase	    5,000
Anthony P. Schlichte	02/17/2006	$2.25	    Purchase	    5,000
Anthony P. Schlichte	03/02/2006	$4.25	    Purchase	    2,700
Terry G. Whitesell	02/13/2006	$2.90	    Purchase	    1,700
Terry G. Whitesell	03/01/2006	$4.04	    Purchase	    4,800
Jonathan B. Swain	03/01/2006	$3.85	    Purchase	    5,000
Jonathan B. Swain	03/03/2006	$5.00	    Purchase	    5,000




Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as described herein, neither of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures,loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit A: Joint Filing Agreement.






                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2006


/s/ Timothy S. Durham
--------------------------
Timothy S. Durham


/s/ Patrick J. O'Donnell
--------------------------
Patrick J. O'Donnell


/s/ Henri B. Najem, Jr.
--------------------------
Henri B. Najem, Jr.


/s/ Anthony P. Schlichte
--------------------------
Anthondy P. Schlichte


/s/ David Tornek
--------------------------
David Tornek


/s/ Neil E. Lucas
--------------------------
Neil E. Lucas


/s/ Terry G. Whitesell
--------------------------
Terry G. Whitesell


/s/ Jonathan B. Swain
--------------------------
Jonathan B. Swain









                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------



                                  EXHIBIT INDEX


Exhibit No.                        Description


A                                  Joint Filing Agreement.







                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------



                                    EXHIBIT B
                             Joint Filing Agreement

Each of the  undersigned  hereby  agrees and  consents to the filing of a single
Schedule 13D and any and all future amendments thereto with the Securities and Exchange Commission on behalf of the undersigned and the other persons listed in
Item 2 of the Schedule 13D in connection with their beneficial ownership of securities of Cellstar Corporation.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 3, 2006.




					/s/ Timothy S. Durham
					--------------------------
					Timothy S. Durham


					/s/ Patrick O'Donnell
					--------------------------
					Patrick O'Donnell


					/s/ Henri B. Najem, Jr.
					--------------------------
					Henri B. Najem, Jr.


					/s/ Anthony P. Schlichte
					--------------------------
					Anthondy P. Schlichte


					/s/ David Tornek
					--------------------------
					David Tornek


					/s/ Neil E. Lucas
					--------------------------
					Neil E. Lucas


					/s/ Terry G. Whitesell
					--------------------------
					Terry G. Whitesell


					/s/ Jonathan B. Swain
					--------------------------
					Jonathan B. Swain